March 30, 2016

VIA EDGAR

Wilson K. Lee

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                           Government Properties Income Trust (the “Company”)

Form 10-K for the year ended December 31, 2015

Filed on February 18, 2016 (the “Filing”)

File No. 001-34364

Dear Mr. Lee:

We are writing in response to your letter dated March 24, 2016.  For your convenience, your original comment appears below in bold text and is followed by our response.

Form 10-K for the period ended December 31, 2015

Note 8. Indebtedness, pages F-24 – F-25

1.                                    Please revise future periodic filings to include disclosure requirements outlined within paragraph 470-10-50-1 of the Financial Accounting Standards Codification and/or clarify how you have complied with such disclosure requirements.

In future filings of Form 10-K, we will include in the Notes to our Consolidated Financial Statements the required disclosure within paragraph 470-10-50-1 of the Financial Accounting Standards Codification, which states, “The combined aggregate amount of maturities and sinking fund requirements for all long-term borrowings shall be disclosed for each of the five years following the date of the latest balance sheet presented.”

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We acknowledge that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wilson K. Lee

March 30, 2016

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call me at (617) 796-8327 if you have any questions or require additional information.

Sincerely,

GOVERNMENT PROPERTIES INCOME TRUST

By:	/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer & Chief Financial Officer